Filed by Tyson Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12(b)
under the Securities At of 1934
Subject Company: IBP, inc.
Commission File No. 1-6085
August 7, 2001

Media Contact: Ed Nicholson
                         (501) 290-4591

Investor Contact: Louis Gottsponer
                         (501) 290-4826
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TYSON FOODS

August 7, 2001
7:00 a.m. CDT

Moderator Ladies and gentlemen, thank you for standing by and welcome to the Tyson-IBP conference call. At this time, all participant lines are in a listen-only mode. Later, there'll be a question and answer session and instructions will be given at that time. As a reminder, today's call is being recorded. At this time then, I'd like to turn the conference over to the Chief Financial Officer, Mr. Steve Hankins. Please go ahead.

S. Hankins Good morning. I'd like to welcome everyone to our call today. Of course, our topic of discussion is our combination of Tyson and IBP. Today on the call we have John Tyson, our Chairman and Chief Executive Officer; as well we have Greg Lee, Tyson's Chief Operating Officer; Dick Bond, IBP's President and Chief Operating Office; and also Louis Gottsponer, our Director of Investor Relations.

On today's call we'll be talking about the combination, and without a doubt, we'll be talking about some forward-looking statements. There will be a press release issued directly following the call and within that press release we have a section concerning our forward-looking statements. I would encourage everyone to read that section. As with all forward-looking statements, these are based on the world as we see it today, and of course, the world in the future may be different.

The format on our call today is we'll have some remarks from John Tyson and myself, and then Greg and Dick will be available with us for the question and answer period. With that, I'd like to introduce John Tyson, our Chairman and Chief Executive Officer.

J. Tyson Good morning everybody and welcome to this call. I thank each and everyone of you for your patience because, as we know, there have been several twists and turns during the past few months. I can tell you that we're glad to be here and take advantage of the opportunities in front of us.

As each of you know, last Friday night, August 3rd at midnight eastern time, our cash tender closed and we effectively acquired 50.1% of IBP. What I want you to know today is that I'm as excited today as I was back in December when we announced the opportunity of putting these companies together. We have put Tyson together with IBP. Tyson undoubtedly is a brand leader and is a strong marketer of value-added products. You combine that with IBP, who is a market share leader in beef and pork sector, and you can see where the opportunities are in front of us.

Our new company will simply be the world's largest provider of protein, the world's largest market of beef, chicken, and pork. I'm excited about the opportunities that will come from that combination in all the categories in the marketplace, the ability to develop the next generation of value-added products, and the ability to come up with business solutions for our customers. In today's competitive marketplace with consolidating market customers, one of the things that distinguishes Tyson and IBP is the ability to have solutions, not only the great products. We do want to build on our combined marketing distribution and production strengths, and build again on the strengths we have in developing the innovative value-added products.

Our goal is not just to be the biggest, but to the best provider of beef, chicken, and pork, as well as the other food products in our portfolio. But each and every one of our food products must meet our customers' desires, and I do believe we have positioned ourselves to do that today and into the future. We do want to talk about our financial projections and make some organizational announcements today, and then of course, we'll be glad to take some questions.

I do know that everyone is interested in what we think our company will perform financially and I want to tell you right now, right up front, that our earnings projection for our fiscal 2002 is in the range of $0.90 to $1.00 per share. I'm expecting that in the first year we'll get at least $50 million of synergies in our first full year, working towards a goal of $200 million by the third full year. I'm going to let Steve go over some more details of our projections. Then I'll come back and share with you some of the first stages of our organizational structure that will accomplish two things. Take advantage of the management strength that's in place, let us move in a way that will service the customer, but most of all, keep our eye focused on the current business that we have in hand. Steve.

S. Hankins Thanks, John, and I'm going to give you an outlook on 2002 very similar in format to the outlook we've been giving in our most recent conference calls. As John said, our outlook for GAAP earnings per share is a range of $0.90 to $1.00, and that includes $50 million in synergies for the first full year. Based on the current consensus earnings that are out on The Street for Tyson, this gives you an accretion factor of between 10 and 22%.

Revenues for the year we expect to be in the neighborhood of $25.7 billion. Our gross margin we expect to be in the range of 8.5 to 9%. Then as all of you will notice as you work your models, a slight change in gross margin percent can be fairly impactful to the bottom line. Our SG& A expenses are expected to be in the range of 5 to 5.5%. We expect our interest expense and other charges to be in the neighborhood of $350 million, and against a roughly $5 billion debt load of effective interest rate of somewhere in the neighborhood of 7%. Our tax rate we expect to be in the range of 36 to 37%. Capital spending, of course, is an item that everyone is interested in, and at this point we're forecasting capital spending to be in the range of between $400 and $450 million for the year. Our depreciation is expected to be also in that range of $450 million.

Based on our latest accounting pronouncements that I'm sure you're all familiar with, our goodwill going forward related to the acquisition will not be amortized. Goodwill, as it exists on Tyson's books today, we intend to be an early adopter, if at all possible, of the pronouncements and that goodwill also would not be amortized. Our outlook is given with that in mind. Amortization related to intangible items, as required by the pronouncements, will be determined as we go through the next two or three months. As we know more about that, we'll certainly make that information available.

As we go through the question and answer period, we won't be going into any further detail around these numbers or underlying assumptions. We'll be glad to comment broadly about our outlook and our general view to the year, but again, we don't want to go into some of the underlying detail that some of you may be wanting to ask about around this. We're going to let these numbers, as we've given them, somewhat speak for themselves.

I think what we've given you is a pretty good toolkit to use in the analysis. We've played several scenarios out that you might want to do with these numbers and other knowledge that you've had, and I think you'll enjoy working with this for the next few days. And I've said in our press release, these are definitely forward-looking statements. This is our view now. Things could certainly change in the future and if our view to this outlook changes in the future, we'll certainly comment publicly at the appropriate time. So I'll turn it back over to John.

J. Tyson Thanks, Steve. I want to share with you some early structure of the new company. Dick, Greg and I, along with several others, have been working very hard to develop a structure that will fit our merger aspirations, but most of all, it will blend the best practices and people of both companies. We have chosen a channel structure that will give us unparalleled ability to develop and market our innovative branded food products.

Additionally, we're going to adopt a shared service structure of dedicated resources. Greg, Lee, and Dick Bond, as Co-COOs and group Presidents, will be implementing the new structure as well as in sharing shared services organized to work effectively and efficiently in the new company. Greg and Dick will be working with the integration teams to put the organization in place by the beginning of the next fiscal year. We have been doing a lot of work in the last four to six weeks. We've made a lot of first steps and between now and the start of the fiscal year, you will get more and more detail about the organizational structure.

As you can see, our integration plans are based on what was putting Tyson and IBP together. Our integration teams are staffed with people from all around our combined companies, and we already today have folks working hand in hand together in areas of synergy; such as purchasing, procurement, and back of the house issues. We've made a lot of progress in getting those teams not only in place, but actually making active decisions to try to capture some of that.

Steve Hankins will be our Chief Financial Officer of the new company. Les Baledge will be our General Counsel of the new company. Bob Peterson, who is currently IBP's Chairman and Chief Executive Officer, will retire from the day-to-day active management, but will be a member of our Board of Directors. There is no doubt that Bob Peterson is a strong leader who made IBP what it is today. I respect him and I admire his many achievements. I can tell you that Bob has shared a lot of insightful thoughts with me already on how we should bring these companies together on things that he believes is going to happen into the marketplace. I will take advantage of his years of wisdom, like we take advantage of the years of wisdom of the management team that came before us here at Tyson Foods.

As you can tell, we have been busy. We've been working hard on putting the ideals of the new company together. Our integration plan is going to be pretty simple. In the near term, we will design an integration plan that will allow us to focus on our current business performance, managing the integration process in such a way as not to take our eye off the ball. We will begin immediately to integrate the support service functions and assuring that they work efficiently and effectively together as we can capture a lot of customer services opportunities, back of the house opportunities, and most importantly, is to find the synergies to make our companies more effective and cost effective.

Our organization will be built simply around our customers and channels without losing the emphasis on what it takes to be successful with beef, chicken, and pork. We will be moving ASAP to capture the synergies that we have identified and looking for more synergies. Obviously, this is a work in progress. We will focus each and every day on refining our approaches without disrupting our businesses. We will find those strengths and we'll continue to build on them.

I know that you all will have some questions. Some of those questions will relate to possible divestitures. We will take 30 to 60 days to look at the mix of the portfolio products. We've already done a fair amount of development work. We want to understand exactly where those fit with the new company, and somewhere in the next 30 to 60 days, we will make our final decisions on those components that fit the new business model. We've got it pretty well refined now. Then we will do what's appropriate in terms of either selling those assets or making sure they make a fair return on our money.

With that being said, I know there are some questions out there. I have Steve with me, I have Greg, and I have Dick with me, and we will be glad to take your questions. We're glad you're here with us on this conference call. Like I said earlier, there's been a lot of twists and turns since this process started in November. I can tell you I am more confident today. I am more comfortable today on the opportunities that exists between these two great companies going to the marketplace, take advantage of consolidating marketplace, and servicing the customers that have come to understand that Tyson Foods is number one in its business. IBP is number one in its business. When you put it together, you've really got something to play with and you've got something to do in the marketplace. So we'll take questions.

Moderator Thank you. Our first question comes from Jeff Cantor's line with Prudential Securities. Please go ahead.

J. Cantor Good morning everybody.

J. Tyson Good morning, Jeff.

J. Cantor Congratulations. Can we just get into the timing of the deal? What comes next? What events should we be looking for here?

S. Hankins Okay, Jeff. This is Steve.

J. Cantor Hi, Steve.

S. Hankins From the timing standpoint, we're in the process of preparing the remaining papers to file. We should have that done within the next week. We expect the process would take about 60 days following the filing of those papers, given the exception, perhaps, for some timing around the regulatory agencies and what they might ask of us, but in general, file the papers within a week, and in another 60 days or so we should be finished.

J. Cantor Fair enough. Back in December when you first held your conference call, you suggested synergies of about $100 million, I believe it was and now you're up to $200 million. The court papers said something to the extent of $250 million. Can you tell us just what's changed? How we go from $100 to $200 or even $250 and more?

S. Hankins Hey, Jeff. Of course, when we were talking earlier, we were perhaps a bit more immature in the process than we are today. So certainly we've had a further look. The court papers and what the judge had talked to, I'm not going to comment to that. He had access to a lot of materials that were working papers, not necessarily complete. So I'm not really going to comment beyond that to the position he's taking. We've looked hard at the synergies. They exist certainly in the area of procurement, shared services, and infrastructure areas. We see synergies in the area of transportation, distribution, and some other areas too. So that's what we've factored into our outlook. We've not put any new revenue synergies in at this point to talk about, but in general, we're seeing about 50 the first full year and working our way up to 200. Is there more there? We're going to work every day real hard to try to find more, but that's our view to this point.

J. Cantor And, Steve, are divestitures in that $200 million savings number?

S. Hankins No, they're not.

J. Tyson Jeff, John here. I think it'll come back to one thing that we've tried to do in running our company is to be practical in our approach. So when we've put those synergy numbers out there, we've taken a view of them that we can actually start to see them. We know where they are. They're almost within grasp. I would echo what Steve says. We believe there are more synergy dollars out there, but until we see them, until we know we've got them in hand, we would just as soon approach you all out there in the financial community with what we believe is in grasp.

As to the divestiture number, that number is not in the synergies.

J. Cantor Fair enough. John, you mentioned that your enthusiasm is the same today as it was in December, but some would argue that if it wasn't for the judge that this merger may have never have happened. That, in essence, you were dragged to the altar. Can you just comment on those points of view?

J. Tyson Jeff, I have never wavered from the ideal that if Tyson and IBP as a combined company was a great opportunity. There were some discussions that were held back in January and February, and as a management team, we worked together here Tyson Foods to try to come to a resolution. But from John Tyson's point of view and from the folks sitting around this table, from Dick Bond and the folks sitting around with him, we all understand the real opportunity of the Tyson Foods-IBP combination. We all have never wavered. As a matter of fact, as the process went on, talking to customers, talking in the marketplace, talking to our folks, the confidence that started to come into the deal increased dramatically each and every day. Our customers, to a degree, were more concerned about the deal not happening because they understood the value of Tyson and IBP coming together. So I appreciate your question. I appreciate your observation, but, Jeff, there's only one thing to look at and that's the future.

J. Cantor All right. Well, good luck then.

J. Tyson Thank you.

Moderator Thanks and our next question then comes from the line of Christine McCracken with Midwest Research. Please go ahead.

C. McCracken Good morning.

S. Hankins Good morning, Christine.

C. McCracken A couple of things. Obviously, some of the businesses at Food Brands, for one in particular, gave you some trouble in the deal. Wondering, you've expressed some concerns there. Are you planning to change the structure? They've made some changes already. How do you anticipate fixing that business to fit into the Tyson mold, I guess, going forward?

S. Hankins Dick, why don't you answer what you're doing with that particular unit.

D. Bond Christine, good morning.

C. McCracken Good morning.

D. Bond Basically, we have changed out the entire management team there. We've restructured that business. We've taken out more than half of the SKUs. We've tried to make that business serve fewer, not necessarily customers, but at least from the standpoint of not trying to be everything to every customer, and give them a half of case of this and a half of case of that. So we've restructured the business to service well what we can do effectively and efficiently. We have seen some much better results there. The DFG business is a fourth quarter-oriented business, meaning merely a September through December business. We have already seen some good sell-in into that period in the club stores, and we're just now really selling into the food service distributors. So we expect to see a good four months at the end of the year, and expect to see that business perform reasonable well this year. In all likelihood, it's not going to be profitable for the year, but it's going to be much closer to a break even than really what I would have anticipated back in January given some excess inventory that came into this calendar year.

C. McCracken Then if I'm not mistaken that entire Food Brands business on the whole is underperforming. Wondering, are these changes across the entire system? Or and John and Greg, are you guys comfortable with the changes that have been made? Are they sufficient to kind of bring that business around?

J. Tyson I'll take the first shot at it, and Dick and Gregg come back behind me. We had done some integration work back in January and February on what the Food Brands businesses should look like. During the half-time in March and April, Dick and his folks went ahead and executed on that plan and moved Food Brands into a channeled organization, a food service structure and into a retail structure, and had started to work on taking advantage of the 16 companies they had bought and moving them into an umbrella-type organization. That fundamental step is the step in the direction that we would have agreed to in moving the companies together. All we'll do is now take the next steps on trying to bring them into the new channel structure that we have spoken to here at the new company. Dick, Greg, you all got any observations?

G. Lee This is Greg. I'll just make one comment, kind of a spin off of what John said. In the process of working together and looking at how to integrate these, one of the things that became very evident is that the Food Brands company needed to consolidate like their wholesales order cycle, their platform system on handling the order fulfillment process. It is going to work very, very well on the Tyson platform. So we have a proven platform, one that works very effectively, and we'll be able to move the Food Brands companies over on to that platform.

J. Hankins Dick, we can hear you. I don't know if you can hear us. We've lost Dick. Go ahead, Greg.

G. Lee So we'll be about doing that. There's been lots of work already. A number of the other Food Brands companies have already made some changes in consolidation, putting the companies together to work more efficiently and effectively. So we think that the future is bright and there's no question, as John had indicated. We're going to do some portfolio analysis and some of that business will be involved in that analysis. But fundamentally, the steps that have been taken are going to be a significant improvement in the operations for those businesses.

J. Tyson Steve, why don't you speak to some of the platform issues that give us some of the advantages with Food Brands?

S. Hankins Yes, we should talk about Food Brands and the company's performance. They have a situation where you had a number of companies that have come together. They're on, basically, different, what I would term, infrastructures, different sales order systems. Their way of managing transportation and distribution was fragmented to a point that made integration efforts, but those aren't necessarily easily executed in the way that they are operating.

So when you look across Tyson, Tyson being a fairly evolved company in food service and retail, and a lot of capabilities as a consumer package good companies. Comparable with the Food Brands companies, those are companies that are very similar in a way, although much, much smaller, but very similar to us. At Tyson we have an infrastructure of, in essence, one customer master, one product master, one order processing system. We manage all the transportation in a very cohesive fashion as well as distribution. Comparing that to Foods Brands, which has a number of different ways of doing those same things. We just feel that incorporating Food Brands into that Tyson infrastructure, which is a process that will take a bit of time. But we feel that incorporating Food Brands into that Tyson infrastructure brings a lot of synergy opportunities and cost savings opportunities through streamlining the process. It also, I think, will give us stronger capabilities in the customer service arena because at Tyson we're very proud that we can take a sales order for anything that we sell and ship it to you on one truck in whatever part of the company that might come from. Bringing that type of capability into Food Brands, and being able to execute it within one infrastructure on a very, very efficient basis, will drive a lot of savings into those companies.

G. Lee And if you take our warehouses, you take their forward warehouses, and you can see where there's a lot of opportunities to service the customer as you get to building your truckloads, your synergy loads, and stuff like that.

C. McCracken So in this $0.90 to a $1.00, is that assuming that Food Brands is making a contribution or is it still going to be in the red for next year?

S. Hankins In the next year that assumes Food Brands will make a contribution.

C. McCracken All right and then one follow-up question. When you had originally announced the deal, that Thomas E. Wilson Brand or the products there, hadn't really come into the market. Now they've made a big splash. You're seeing a rollout, I believe, of 50% in the U.S. here in the next month or so. Wondering, as it relates to Thomas E. Wilson, are you happy with the current execution of the rollout? Is there anything you would change now midstream? Could that disrupt that business at all?

J. Tyson No, the fundamental execution of the Thomas E. Wilson rollout is a very solid plan. I think that the best way to answer that is the person in charge of that rollout is a guy named Jack Dunn up there, and Jack used to work for us for a while. So the fundamental approach to the marketplace has a lot of historical bias on how we went to the marketplace. So when you look at the thought process, when you look at the execution against it, it's very well thought out and it's very methodical.

C. McCracken So you're going to continue on that same course, is my assumption for Thomas E. Wilson?

J. Tyson Repeat your question there, Christine.

C. McCracken You're not going to change anything in the rollout of Thomas E. Wilson. Is that correct?

J. Tyson Well, it's in two product categories, which is their case ready, which is their fully cooked line and the answer would be no. Dick's on line. Dick, you got any comments?

D. Bond No, Christine. I think at this point we're going to maintain the rollout, which, you're right, it begins here in about the middle of September on 50% of the country. We're headed down that path and the sell-in is well underway. We've got very good distribution and authorization wherever we've presented it and we're still in the process of presenting it, and that's going very well.

C. McCracken And IBP, previous to this, had not assumed much of a contribution from these products on the bottom line. Is that guidance that you're giving us incorporating any kind of contribution from fully cooked line?

S. Hankins Christine, this is Steve. The rollout of case ready through the two plants that are in process today is incorporated into the numbers, as well as our view to the rollout of the Thomas E. Wilson fully cooked. So, yes, those things are included in the numbers.

C. McCracken So you are assuming that's going to turn a profit this year?

D. Bond Really, I don't think the idea was to get into each individual segment, Christine. Probably not on the fully cooked because we're still going to be in start-up, rollout, sliding fees, and pretty high variable marketing expense during most of '02.

C. McCracken Thank you.

Moderator Thanks, and our next question then comes from John McMillan's line with Prudential. Please go ahead.

J. McMillan Good morning, guys.

J. Tyson Good morning, John.

J. McMillan I just want to make sure, Steve, I heard this right. That $0.90 to a $1.00 is the old accounting. It's not the cash accounting that we have going forward.

S. Hankins Ninety cents to $1.00, John, takes into account the new amortization rules. Yes.

J. McMillan And what would your old earnings be without the benefit of the new? You're saying the $0.90 to a $1.00 is the new accounting rule that will take effect in 2002, not the ones used in 2001?

S. Hankins That's correct.

J. McMillan What's the difference?

S. Hankins Quite honestly, John, I didn't calculate that number and put it in front of me today as to what the difference is. We can get back and kind of give you a feel for that, but we've looked forward not backwards on that.

J. McMillan Well, if we don't the know the difference, a lot of us, everyone on The Street, has estimates out there right now using the old accounting rules. Is that correct?

S. Hankins That would be correct. Yes.

J. McMillan So when you compare your $0.90 to $1.00 to The Street numbers, it was really comparing apples and oranges.

S. Hankins Well, if your consensus doesn't have the new rules in it that would be correct. The amortization numbers for both companies looking backwards are available. I didn't put that EPS number in front of me.

J. McMillan Is it $0.20 a share? You can't give us a rough guideline on this call what the benefit is?

S. Hankins Give us about two minutes, John. We'll come back.

J. Tyson John, we'll go figure it out for you. We don't want to speculate on the number. I guess we try to run our business looking forward because there's not much I can do about the past.

J. McMillan Yes, but it does take.

J. Tyson John, let me finish. We appreciate your question and we just told you, we're going to try to go get you an answer.

J. McMillan Great. Can we talk about IBP's other senior management members? I guess Dick is not in Arkansas now, but will Dick be moving down there? To what extent will the other senior managers of IBP, you've talked about Bob, can you talk about the others and whether they're coming to the new company?

J. Tyson I would answer it this way, John. In the context between now and October 1st, you'll see more unveiling of the organizational structure, as Dick and Greg visit with the folks that they're going to be working with. We are going to have a structure that is a channel-based structure, and we are going to design a structure that creates as little disruption to the folks that are currently managing the business pieces that are out there. We will not move people for the sake of moving people. People will move based on what is the best location for folks to run the businesses that will help contribute to the company, and that will just be a very methodical approach. But every week for the next four to five weeks, you will see unveiling of the next layers of the organizational structure. I will leave that to Dick and Greg as they work to put the people that work with them in place.

J. McMillan I think IBP has had a culture of outperforming its industry and I know you have a long-term history of doing that. You've had trouble in recent years, but I think there's a lot of good in IBP and I hope you can keep the culture going.

D. Bond John, this is Dick Bond. From an operating standpoint, the operating management structure that exists at IBP, Inc., we don't anticipate anybody really of an operating type position. We expect all those people to remain on board. Certainly within the Fresh Meat sector. I think there will be some changes that will take place within Food Brands, but those changes were, basically, already underway anyway.

J. McMillan Is my two minutes up?

J. Tyson No, you've got some more questions. That's why we're here today.

J. McMillan Why don't you come back to me and just let me know what that is because I think it's very relevant.

J. Tyson We've got some folks off chasing and working the number right now.

S. Hankins Yes, John, we'll come back to you. We've kind of rubbed that out here at the table, but we'll come back to you and talk about that a little more. I think the question is when people were looking forward what.
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J. McMillan Okay, let me try another . What do you grow off this $0.90 to a $1.00?

S. Hankins Well, at this point, we've made the decision really not to talk in terms of growth rates into 2003, 2004, and so on. We've looked at and we factored in some growth. I guess the reason we'd be hesitant to give you top-line growth rates is because in the next 60 to 90 days there could be decisions made and other plans and things that we have on our mind that would affect that. So rather than go through and give you a growth rate or talk about that in top-line terms that might change fairly shortly, we're just kind of sticking with a basic outlook at this point.

J. McMillan And Dick, what's the annual run rate of Thomas E. Wilson, the brand, now?

D. Bond For 2001, it'll be on a top-line basis about $700 million.

J. McMillan Okay. Well, if you could give me that number sometime later in the call, I'd appreciate it.

Moderator Thank you, and we do have a question then from David Nelson's line with CSFB. Please go ahead.

D. Nelson Good morning.

J. Tyson Good morning, Dave.

D. Nelson Capital expenditures. You're talking now $450 million. Tyson's been running in the low two's. IBP has been talking about and spending over four. In fact, IBP spent almost 200 just in the first two months. So it looks like your having the cap ex at IBP during a time which they've got to, I would think, spend more money to ramp up this forward warehousing, the case ready, the cooked meats business. Is this just a bare bones maintenance level? Could you address that please?

J. Tyson I'll take the first cut at it and Dick can come behind me. Most of the money has already been spent on the forward warehousing, on the cooked plants, and on the case ready. That's already flowed through. We have tried to put a number in place that would address, based on what the anticipated needs are to keep the growth of the business going in the future, but the expenditures at IBP have already flowed through the process for cooked plants, case ready plants, and then the forward warehousing. So you would have to consider at what time would we build our third case ready plant. You would have to consider at what time would you build our next cooked plant.

For the folks at IBP, as for the needs within poultry division, about three or four years ago we spent at a rate of about $400 or $500 million here that brought all of our facilities up to date, up to the next generation of products and stuff like that. So you can see that both companies have gone through significant capital ex phases within the last two to three to four years that are, in effect, positioning each company to go forward. So until we get into that next phase for large cap ex, we'll spend at a rate that allows us not only to run our business, but to get cost savings and get income producing type projects. Dick you've got any, or Greg?

D. Bond The only thing I would add, David, is that from an IBP perspective, our numbers have been a lot higher than normal here in 2000 and 2001. One of the major factors was not only the forward warehousing, but the new distribution center in Alatha, Kansas. We spent also, probably, in excess of $50 or $60 million on a lot of waste water activity in terms of making sure that all of our facilities were going to be in good shape for the next five to ten years. Within those $450 numbers, there would be enough room in there, from an IBP perspective and on a combined company basis, to build another case ready plant within those numbers.

D. Nelson Then my follow-up question would be why were the numbers in rawhide proxy projecting expenditures for IBP's stand-alone of over $400 million in '02, '03, '04?

D. Bond I think you'll find that the final rawhide numbers had cap ex at $300 million on an annualized basis for '02, '03, and '04. We're still figuring that if we do a case ready plant in '02 and a cooked plant in '02, and typical maintenance cap ex and about $50 million of revenue enhancement, that the IBP portion of that would probably be in the $250 to $275 range.

D. Nelson Okay. If we could move on to marketing spending. Now you're talking about a rather broad effort to brand the fresh red meat case using the Thomas E. Wilson brand. What marketing and advertising are you putting behind that brand to capture the value that you've created?

D. Bond David, what we're starting to do is work the name more through the cooked entrees. As we are rolling out the cooked, we are putting forth the name and trying to build consumer recognition of the name. You'll see more and more of that as the distribution is enhanced and we get into the rollout here in the fall. Up until this point, we have not spent a lot of marketing or media dollars on the case ready fresh side. We will spend more dollars in the future as our customer base grows there. But as you know, we've been bringing these two facilities up with a limited number of customers. We haven't had the capacity really to take on a whole lot of customers. The customers that we started with in this process really didn't want a lot of variable marketing expense associated with the process.

D. Nelson Okay. Would you anticipate putting the Tyson brand on anything but chicken?

J. Tyson Dave, John Tyson here.

D. Nelson Yes.

J. Tyson I think you will see a blending of the use of the Tyson brand with the blending of the use of the Thomas E. Wilson brand. You can see in some of the Tyson product mixes, particularly in our kits, where you have the Tyson brand on some beef products, and obviously, on some poultry products. So as you move away from the fresh meat case or you move away from the case ready case where you have Thomas E. Wilson and then you have Tyson in the case ready, that's where the strategy of taking advantage of the Tyson brand will probably start to come into play more. But we have found that when you have your brand on case ready, the incremental sales on your other value-added products is about 20 to 25%. So we have that knowledge base. So you can see why we'll stay with the Thomas E. Wilson brand on case ready and move that over to their fully cooked products to drive that crossover customer to have the confidence that case ready meats, fully cooked meats, are all coming from the great quality companies. Then if you move a little bit further pass that, that's where the decisions on which brand to go to will start to cross over.

D. Nelson If I could just ask one last question then please. You talk about Food Brands being run now on a common platform or moving toward a common platform like Tyson. Is Food Brands being run by Tyson out of Arkansas?

J. Tyson Those steps have been taken at Dakota Dunes. Dick has organized it into a food service and into a retail channel. In the next four to six weeks, you'll see what Dick and Greg want to do with the next phase of taking advantage.

D. Nelson Okay, thank you.

Moderator Thanks, and our next question then comes from the Leonard Tittlebaum with Merrill Lynch. Please go ahead.

L. Tittlebaum Good morning.

J. Tyson Good morning, Leonard.

L. Tittlebaum Well, the last chapter, I guess is pretty well being written. Congratulations. Steve, let me just ask a couple of questions. Number one, the accounting for all charges related to this adventure. Is that going to be in fiscal '01 or fiscal '02?

S. Hankins I think the majority of the charges that you'd see would flow through the income statement-type charges will be accounted for in '01. A lot of the charges go against the deal and become part of the overall cost of the deal, Lenny, but the income statement-type charges will be in '01.

L. Tittlebaum Okay, so we're in the $0.90 to a $1.00 that's subject to a comparative statement you're going give us related to John's question. We're not going to have any "usual" charges in there that are non-operating in nature?

S. Hankins Well, I'm not going to commit to that at this point for '02 because a lot of decisions we could make during the course of the year about leaving those type charges.

L. Tittlebaum No, but the $0.90 to a $1.00.

S. Hankins The $0.90 to the $1.00 does not anticipate any extraordinary charges or doesn't factor in any extraordinary charges.

L. Tittlebaum Be very clear. All of those charges related to this deal are going to be expensed or accrued for in '01?

S. Hankins As far as I know today, yes, Len.

J. Tyson Lenny, Johnny here. Every one that we've found so far that we know about will be in the '01 deal. We're working very aggressively to make sure that when the balance sheets of the combined companies come together we have done as good a job as we could in making sure the expenses related to our side of the ledger, the expenses related to the IBP side of the ledger, have been expensed. Any cleanup on balance sheet plant rationalization issues will all be included in the '01 deal.

L. Tittlebaum All right. Now I want to get back to David's question a little bit on cap ex. Are all cap ex budget now subject to review under the new Board or have the plans that, I think Dick spoke about going forward at IBP, those will continue or are they canceled now to be reinstated by the new Board?

J. Tyson Well, the cap ex number that we shared with you all today was the cap ex number that the management team for the future agreed to is the number that we're going to shoot for.

L. Tittlebaum And Combines both companies?

J. Tyson Correct.

L. Tittlebaum Okay, thank you very much.

Moderator Thanks, and we do have a question then from Ally Conway with JP Morgan. Please go ahead.

A. Conway Hi, how are you?

J. Tyson Fine. Good morning.

A. Conway I just had more of, I guess, a basic question for you guys. As far as reporting segments is concerned going forward, have you guys thought out how you're going to report on the sales line? Is it going to be like poultry, pork? Is it going to be separated out? How is it going to work?

S. Hankins Well, let me talk to that a bit. In the interim, which will be for Tyson's Q4 segments, will be just that, kind of an interim approach to segments. They won't be our final approach. Over the course of the next three months or so, we'll be finalizing how we're going to do that. Our goal is in our first quarter, December ending quarter of '02, that you'll see our final segment reporting. But I would anticipate that fundamentally our segments, as you slice yourself by channel, you're also slicing yourself by proteins. So we'll incorporate all that into our view, and within three months or so we'll be able to give you our final details about segment reporting.

A. Conway Okay, and I guess my last question had to do with divestitures which you all touched on. I didn't know if you were going to give any details on what you guys have been thinking of.

J. Tyson Well, what we've been spending time on is making sure we have fine tuned exactly what the new model of the company is going to be. Then we have those businesses that don't significantly attach to the new business model, but we have to understand the intrinsic value of them to the overall company. In the next 30 to 60 days, you will hear from us on some of those that may be sold from the company, but we have not made our final decisions on those businesses. But 30 to 60 days from now that will be done, and we'll be able to tell you where we're going to go with them.

A. Conway Okay, and just regarding that as well, is there a sales amount related to those businesses that you guys want to disclose today?

J. Tyson No, because I mean you can go anywhere from zero to whatever number you want to pull off the top of your head. So I think that would be unfair to you all because we have not come with a final decision. So instead of speculating, we'll wait until we come to a final decision. Then we'll be able to tell you the ranges that would be attached to the values of those that we decided to sell.

A. Conway Okay. Thank you so much.

Moderator Thanks, and we do have a question then from Steve Denault's line with US Bancorp Piper Jaffray. Please go ahead.

S. Denault Good morning everyone.

J. Tyson Good morning, Steve.

S. Denault Could you provide a little bit more detail in regards to the $200 million synergy run rate? Over and above sort of the overhead, I mean. Are you planning on consolidating the two corporate headquarters? Then in the areas of distribution, are we talking about shared warehousing and transporting and things of that nature?

S. Hankins Yes, I mean work through that backwards. In transportation and distribution, yes, we would be talking about combining the efforts of both companies, in sharing warehouse, sharing transportation, and planning logistics in a joint fashion to achieve synergy. So that's certainly a component of it. As you look at the combination of the possibilities around Food Brands' infrastructure fitting into Tyson infrastructure and that plays into it certainly. The back of the house and shared service, we will certainly go through and find what efficiencies we can and that's playing a piece in it.

Procurement is the biggest opportunity we see laying on the table. The buying power of the combined company is fairly enormous. We already had significant procurement efforts underway. IBP has had significant procurement efforts underway. Neither of those, I would say, had totally reached the optimum. So there's a lot of opportunity in procurement. We have that team on the ground working. It had made a lot of progress prior to half-time, as John referred to it, and has been up and going now for some time since we've had this thing going again. So procurement is probably the biggest transportation and warehouse, back of the house, and infrastructure kind of comes in and starts playing equally, but procurement is the biggest opportunity we think we have out there.

S. Denault And how do you see this sort of changing your go to market strategies with the trade? I mean where do you see the big opportunities?

G. Lee Well, this is Greg Lee. We've talked about that some of that already, but there's no question that we believe that because of the broad diversity of products that we have and our ability to team up on some of our very major accounts to try to sell the full portfolio, we're really going to be able to bring a lot to the customer base. Just to throw out a conversation, I'm going to say your top ten customers in the historical retail sector and your top ten customers in the historical food service sector. You start putting together an approach to those customers where you speak across all of your products, and then try to leverage everything that we've talked about from a manufacturing, from a marketing, from a distribution perspective, new product development, and try to really use this new combination to really leverage up our sales with them. So we're excited about that. I think it's a great possibility for us.

J. Tyson Hi, Steve. John here. If you talk about opportunities, Thomas E. Wilson is coming with their line of fully cooked products to the retail trade. We're in the process of expanding our line of fully cooked, refrigerated products to the retail trade. When you start to put that combination of SKUs together, then you're able to walk into a retailer, and instead of us going with maybe eight or ten SKUs, and Thomas E. Wilson going with eight or ten SKUs, you're walking into a retailer now with 15 to 20 to 25 SKUs. Maybe they won't take all of them, but if they take half of them, then you've get 10 to 15. So you start to get shelf space, you start to get scale, and then you're able to having marketing programs and support programs to go behind them. Those are the mixes and the matches of putting product groups together that didn't give you scale marketing ideals and dollars to go support the marketplace and the customer.

S. Denault Is it fair to say that there's not a lot of overlap between your top retail customers and IBP's?

J. Tyson There are some gaps. There are some customers they sell that we don't sell, and vice versa, but overlap of products don't exist but overlap of the large customer does exist, but we're just not in the same channels. But when you start to combine them together, you have something to offer the customer.

S. Denault Okay. Thanks.

Moderator Thank you, and we do have a follow up then from John McMillan's line with Prudential. Please go ahead.

J. McMillan Do you have that number, John?

J. Tyson Steve's going to call you back, John, when he's got it. He's working on it and he'll call you back. When are you going to call him back, Steve?

S. Hankins I'll call him back in the next hour.

J. Tyson He'll call you back in the next hour.

J. McMillan Then I thought we're dealing with two minutes.

J. Tyson John, you're right. I stand corrected in front of the public world out there.

J. McMillan John, I'm not trying to belittle you. I'm just trying to get a number because none of us are really into this new EPS. We haven't made the adjustment on Wall Street to this new accounting. So you're throwing numbers out there.

J. Tyson John, John, I appreciate that. We said we're going to call you and give you the number. Now what more can we do for you than call you and give you the number?

J. McMillan When you initially announced that you were buying IBP, there was a statement that you expected accretion. Just in terms of what you said in January, and what you're saying now in terms of the earnings impact of the acquisition, that's part of what I'm trying to do. Trying to access how you've changed since January, and in January you used one set of numbers. Now you're using another, and I'm just a little unclear. I don't know if everyone else on the call is as well.

S. Hankins Well, John, let me talk to that a bit in comparison to January. The numbers we had in January were based on all the information we had available through the period of October through December. What we've done with these numbers now is really started at ground zero and rebuilt numbers literally in kind of a combined fashion around all the parts of the company. So what we said here we've not necessarily done a contrast back of that particular number because we've built it fresh from the ground up, and we assumed the new amortization rules along the way.

Now we also have put a lot of other little twists in our thinking for things that we have planned, and it makes it a little bit difficult to totally apples to apples that back. We can come back and give you a bit of a number, but in general, I believe Tyson had about $35 million amortization and IBP had approximately that same number in amortization. In very simple straightforward terms, you're dealing probably with a $0.15 to $0.20 effect from the EPS number, if you dealt with it in that simplistic of a fashion. In doing our projection, we've put maybe two or three or more wrinkles in there of things that we are thinking of. I want to let the $0.90 to a $1.00 stand as our projection, and with the commentary around the amortization, I think it's a little more complicated than simply comparing that back to what everybody's Street estimate was in saying that that's a differential. From an accretion standpoint, the deal from our view is accretion, and perhaps, comparing those percentages was a bit unfair from apples to oranges. We hadn't considered whether or not everyone had factored that in or not. That pronouncement has been out for three or four months, and perhaps, we didn't give enough consideration to what people had put into the consensus or not. So our statement of accretion percentage might have been a bit hasty in that regard, but as we look at the company before or after current views we've had in the last couple of months, the deal is still accretive.

J. McMillan Okay. Thanks a lot.

Moderator And at this time then we have lasted just about an hour. I'd like to turn the call back over to the speakers for any closing comments.

J. Tyson Well, we thank everybody for being on the call. Like we said, Steve and Louis will get back to those folks for follow-up calls to share some more information related to some of the questions that folks feel like we didn't clarify for them. We'll work hard to give you the answers as best as we can. That's the intent of our company. That's the intent of this management team to try to get you answers that satisfy each and every one. There's a lot of opportunities within these companies. We're going to be hard about meeting the expectations that you all have put out in front of us, but most of all, the expectations that we believe we can deliver on as a management team.

As we also said, in the next two to three to four weeks, you'll see the next details of the organizational structure as we move towards meeting our customers needs and selling them the proteins from the number one protein company in the United States and in the world. We thank you all.

Moderator Ladies and gentlemen, this conference will be available for replay starting today the 7th of August at 10:30 a.m. central time and will be available then through September the 7th, which is a Friday at midnight central time. You'll be able to access the AT&T Executive Play Back Service by dialing 1-800-475-6701 from within the United States or from outside the United States please dial 320-365-3844, and then enter the access code of 598511. That does conclude our conference for today. Thank you for your participation and for using AT&T's Executive Teleconference. You may now disconnect.

About Tyson Foods, Inc.
Tyson Foods, Inc., headquartered in Springdale, Ark., is the world's largest fully integrated producer, processor and marketer of chicken and chicken-based convenience foods, with 68,000 team members and 7,000 contract growers in 100 communities. Tyson has operations in 18 states and 16 countries and exports to 79 countries worldwide. Tyson is the recognized market leader in almost every retail and foodservice market it serves. Tyson's Cobb-Vantress subsidiary is a leading chicken breeding stock supplier. In addition, Tyson is the nation's second largest maker of corn and flour tortillas under the Mexican Original(R) brand, as well as a leading provider of live swine.

About IBP, inc.
IBP, inc., headquartered in Dakota Dunes, South Dakota, is the world's largest supplier of premium fresh beef and pork products, with more than 60 production sites in North America, joint venture operations in China, Ireland and Russia and sales offices throughout the world. The company, which generated annual sales exceeding $16.9 billion in 2000, employs 52,000 people.

Forward Looking Statements
Certain statements contained in this communication are "forward-looking statements," such as statements relating to future events and the proposed Tyson merger with IBP. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Generally, the words "will," "may," "should," "continue," "believes," "expects," "intends," "anticipates" or similar expressions identify forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed merger; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION
TYSON'S OFFER WILL BE MADE ONLY BY WAY OF AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL AND ANY AMENDMENTS OR SUPPLEMENTS. MORE DETAILED INFORMATION PERTAINING TO TYSON'S OFFER AND PROPOSED MERGER WITH IBP WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC"), IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov) or by directing a request to Tyson at the address provided above. As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended and such Tyson stock would be offered only by means of a prospectus complying with the Act.